Exhibit 99.1

Borr Drilling Limited – 2021 AGM Results Notification

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR) advises that the 2021 Annual General Meeting of the Company was held on June 24, 2021 at 09:30 ADT at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2020 were presented to the Meeting.

The following resolutions were passed:

1)	To re-elect Paal Kibsgaard as a Director of the Company.
2)	To re-elect Tor Olav Trøim as a Director of the Company.
3)	To re-elect Alexandra Kate Blankenship as a Director of the Company.
4)	To re-elect Georgina E. Sousa as a Director of the Company.
5)	To re-elect Neil J. Glass as a Director of the Company.
6)
To approve the increase of the Company’s authorized share capital from US$14,500,000.00 divided into 290,000,000 common shares of US$0.05 par value each to US$18,000,000.00 divided into 360,000,000 common shares of US$0.05 par value each by the authorization of an additional 70,000,000 common shares of US$0.05 par value each.

7)	To re-appoint PricewaterhouseCoopers LLP as auditors and to authorize the Directors to determine their remuneration.
8)	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,200,000 for the year ended December 31, 2021.

Hamilton, Bermuda
June 24, 2021